As confidentially submitted to the Securities and Exchange Commission on October 2, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vapotherm, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	46-2259298
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 Domain Drive

Exeter, NH 03833

(603) 658-0011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph Army

Chief Executive Officer

100 Domain Drive

Exeter, NH 03833

(603) 658-0011

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven A. Wilcox Michael Beauvais Ropes & Gray, LLP Prudential Tower, 800 Boylston Boston, MA 02199-3600 (617) 951-7000	Nathan Ajiashvili Latham & Watkins LLP 855 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
		(Do not check if a smaller reporting company)	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The sole purpose of this confidential amendment to the Draft Registration Statement on Form S-1 is to amend the Exhibit Index and to submit Exhibits 10.14 and 10.15. Accordingly, this amendment consists only of the facing page, this explanatory note, Part II, including the signature page and the Exhibit Index, and the exhibits filed herewith. This amendment does not contain a copy of the prospectus that was included in the Draft Registration Statement on Form S-1 and is not intended to amend or delete any part of the prospectus.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee:

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent fees and expenses		*
Miscellaneous expenses		*

Total	$

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers.

As permitted by Section 102(b)(7) of the DGCL, we plan to include in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and by-laws will provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with our directors and, prior to the completion of this offering, intend to enter into indemnification agreements with each of our officers. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our amended and restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2015. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

Issuances of capital stock

In March 2015, October 2015 and August 2016, we issued an aggregate of 50,000,000 shares of our Series C convertible preferred stock for aggregate consideration of $50,000,000 to 14 investors.

In May 2017 and December 2017, we issued an aggregate of 39,577,835 shares of our Series D convertible preferred stock for aggregate consideration of $45,000,000 to seven investors.

In September 2018, we issued an aggregate of 8,795,074 shares of our Series D-1 convertible preferred stock for aggregate consideration of $10,000,000 to seven investors.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions by an issuer not involving a public offering.

Grants of stock options and restricted stock

Since January 1, 2018, we have granted stock options to purchase an aggregate of 8,605,364 shares of our common stock at a weighted-average exercise price of $0.14 to employees and directors.

In 2017, we granted stock options to purchase an aggregate of 7,725,824 shares of our common stock at a weighted-average exercise price of $0.12 to employees, directors and consultants.

In 2016, we granted stock options to purchase an aggregate of 6,311,869 shares of our common stock at a weighted-average exercise price of $0.12 to employees, directors and consultants.

In 2015, we granted restricted stock and stock options to purchase an aggregate of 4,318,954 shares of our common stock at a weighted-average exercise price of $0.11 to employees, directors and consultants.

The issuances of the above securities were exempt either pursuant to Rule 701, as transactions pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2), as transactions by an issuer not involving a public offering.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Underwriting Agreement

3.1**	Ninth Amended and Restated Certificate of Incorporation of Vapotherm, Inc. (currently in effect)

3.2*	Certificate of Amendment to Ninth Amended and Restated Certificate of Incorporation of Vapotherm, Inc.

3.3**	By-laws of Vapotherm, Inc. (currently in effect)

3.4*	Form of Tenth Amended and Restated Certificate of Incorporation of Vapotherm, Inc. (to be effective upon the closing of this offering)

3.5*	Form of Amended and Restated By-laws of Vapotherm, Inc. (to be effective upon the closing of this offering)

4.1*	Form of Certificate of Common Stock

4.2**	Tenth Amended and Restated Registration Rights Agreement, dated September 27, 2018, among Vapotherm, Inc. and the Investors party thereto

4.3**	Twelfth Amended and Restated Stockholders’ Agreement, dated September 27, 2018, among Vapotherm, Inc. and the Stockholders party thereto

4.4**	Form of Warrant to Purchase Series A Preferred Stock, dated March 14, 2012, issued by Vapotherm, Inc.

4.5**	Form of Warrant to Purchase Series A Preferred Stock, dated June 30, 2012, issued by Vapotherm, Inc.

4.6**	Warrant to Purchase Series A Preferred Stock, dated September 7, 2012, issued by Vapotherm, Inc. to Vapotherm Investors LLC

4.7**	Warrant to Purchase Series A Preferred Stock, dated September 7, 2013, issued by Vapotherm, Inc. to Bridge Bank, National Association

4.8**	Form of Warrant to Purchase Series B Preferred Stock, issued by Vapotherm, Inc. to Comerica Bank

4.9**	Warrant to Purchase Series C Preferred Stock, dated July 28, 2015, issued by Vapotherm, Inc. to Comerica Bank

4.10**	Form of Warrant to Purchase Series D Preferred Stock, issued by Vapotherm, Inc. to Perceptive Credit Holdings II, LP

5.1*	Opinion of Ropes & Gray LLP

10.1**	Lease, dated September 30, 2016, between Vapotherm, Inc. and Albany Road – 100 Domain LLC

10.2**	First Amendment to Lease, dated September 11, 2017, between Vapotherm, Inc. and Albany Road – 100 Domain LLC

10.3**	Second Amendment to Lease, dated June 6, 2018, between Vapotherm, Inc. and Albany Road – 100 Domain LLC

10.4**	Credit Agreement and Guaranty, dated April 6, 2018, among Vapotherm, Inc., certain subsidiaries that may be required to provide guarantees from time to time thereunder, the lenders from time to time party thereto and Perceptive Credit Holdings II, LP

10.5**	Amended and Restated Business Financing Agreement, dated April 6, 2018, between Vapotherm, Inc. and Western Alliance Bank

10.6+**	Vapotherm, Inc. Amended and Restated 2005 Stock Incentive Plan, as amended

10.7+**	Form of Incentive Stock Option Agreement pursuant to the Vapotherm, Inc. 2005 Stock Incentive Plan

Exhibit Number	Description of Document

10.8+**	Vapotherm, Inc. Amended and Restated 2015 Stock Incentive Plan, as amended

10.9+**	Form of Incentive Stock Option Agreement pursuant to the Vapotherm, Inc. 2015 Stock Incentive Plan

10.10+**	Employment Agreement, dated July 30, 2012, between Vapotherm, Inc. and Joseph Army

10.11*	Form of Indemnification Agreement between Vapotherm, Inc. and its directors and officers

10.12**	Third Amendment to Lease, dated July 26, 2018, between Vapotherm, Inc. and 100 Domain Drive EI, LLC

10.13**	Amendment No. 1 to Credit Agreement and Guaranty, dated September 27, 2018, between Vapotherm, Inc. and Perceptive Credit Holdings II, LP

10.14++	Manufacturing and Supply Agreement, dated January 1, 2013, between Vapotherm, Inc. and Medica S.p.A.

10.15++	First Amendment to the Manufacturing and Supply Agreement, dated September 1, 2018 between Vapotherm, Inc. and Medica S.p.A.

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment
**	Previously filed
+	Indicates management contract or compensatory plan
++

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately to the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Exeter, State of New Hampshire, on                , 2018.

VAPOTHERM, INC.

By:
Joseph Army President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph F. Army and John Landry, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Joseph Army	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2018

John Landry	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2018

Neal Armstrong	Director	, 2018

Anthony Arnerich	Director	, 2018

Marina Hahn	Director	, 2018

James Liken	Director	, 2018

Jason Lettmann	Director	, 2018

Signature	Title	Date

Geoff Pardo	Director	, 2018

Craig Reynolds	Director	, 2018

Michael Ward	Director	, 2018

Elizabeth Weatherman	Director	, 2018